SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                     SEC File Number : 000-30486

                           NOTIFICATION OF LATE FILING
             (Check One): |_| Form 10-K and Form 10-KSB |_| Form 11-K
                          |_| Form 20-F |X| Form 10-Q and Form 10QSB
                          |_| Form N-SAR


         For Period Ended:                March 31, 2005

|_|      Transition Report on Form 10-K     |_|  Transition Report on Form 10-Q
|_|      Transition Report on Form 20-F     |_|  Transition Report on Form N-SAR
|_|      Transition Report on Form 11-K

      For the Transition Period Ended:_____________________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Advanced Communications Technologies, Inc.

Former name if applicable

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Address of principal executive office (Street and number) 420 Lexington Avenue

City, state and zip code     New York, New York  10170

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion X thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Management's attention has been devoted to certain recent significant events involving its majority owned subsidiary, Pacific Magtron International Corp. ("PMIC") including events leading to a filing of a voluntary petition in bankruptcy by PMIC, and therefore the registrant was not able to timely complete the report.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Gary A. Miller, Esq.              215         851-8472
                  (Name)                  (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Please see Exhibit A attached hereto.

                   Advanced Communications Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  5/17/04                       /s/ Wayne I. Danson
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                                 Name:  Wayne I. Danson
                                 Title: President and Chief Financial Officer


            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                   ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                            ATTACHMENT TO FORM 12b-25

            Part (IV)(3) Anticipated Changes in Results of Operations


      The registrant anticipates reporting a net loss of approximately $1,600,000 for the three months ended March 31, 2005 and a net income of approximately $1,100,000 for the nine months ended March 31, 2005. The registrant reported net income for the corresponding periods of the prior fiscal year. The primary reasons for the loss for the quarter were an approximate $250,000 loss recognized on the disposition of its interest in Yorkville Advisors and the consolidation of PMIC's losses, net of minority interest. Consolidated revenue for the three and nine months ended March 31, 2005 approximated $11.4 million and $15 million, respectively. No revenue was earned for the corresponding periods from the prior fiscal year.